

VIA FACSIMILE AND U.S. MAIL

March 2, 2010

Gregory A. Thaxton
Chief Financial Officer
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

> **RE: Nordson Corporation**
> **Form 10-K for the Year Ended October 31, 2009**
> **File No. 0-7977**

Dear Mr. Thaxton:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Intellectual Property, page 5

2. Please discuss the importance, duration and effect of all intellectual property. We note the risk factor disclosure regarding the importance to your business of your intellectual property. Please refer to Item 101(c)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 7

3. Please remove the sentences "The risks that we highlight below are not the only ones that we face. Additional risks and uncertainties that we do not presently know about or that we currently believe will be immaterial may also affect our business."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 29

4. We note your disclosure on page 30 indicates that under the terms of your credit facility, you are required to maintain certain ratios including total indebtedness to consolidated trailing EBITDA and consolidated trailing EBITDA to consolidated trailing interest expense. If it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Financial Statements

Note 1 – Significant Accounting Policies
Property, Plant and Equipment and Depreciation, page 39

5. Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

Note 17 – Goodwill and Other Intangible Assets, page 68

6. Please disclose the weighted average amortization period for all major intangible asset class subject to amortization as required by FASB ASC 350-30-50-1(a)(3).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to

our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant